

Mail Stop 3720

April 8, 2010

<u>Via US Mail and Facsimile: (760) 929-3926</u>

Mark D. Dankberg
Chief Executive Officer
ViaSat, Inc.
6155 El Camino Real
Carlsbad, CA 92009

> **Re:** **ViaSat, Inc.**
> **Form 10-K for Fiscal Year Ended April 3, 2009**
> **Filed May 28, 2009**
> **File No. 000-21767**

Dear Mr. Dankberg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director